AQUEDUCT ENTERTAINMENT, LLC
d/b/a Aqueduct Pictures
A Florida Limited Liability Company

WILLIAM MCCONNELL, MEMBER MANAGER, EXECUTIVE PRODUCER
DOUGLAS A. SWIM, ESQ., MEMBER MANAGER, PRODUCER

THIS BRIEF IS NOT AN OFFER, THIS BRIEF IS IN ASSOCIATION AND PROVIDED IN CONJUNCTION WITH THE WEFUNDER OFFER BY AQUEDUCT ENTERTAINMENT, LLC. AND IS AVAILABLE TO INVESTORS PER THE OFFER

PRESENTED VIA WEFUNDER:
Douglas A. Swim, Esq.,
Member Manager
www.adversarymovie.com


THE
ADVERSARY

LOGLINE:

A man considered successful in life, fails drastically and loses everything he loves. Mentally and financially destroyed, he is convinced God is evil. Believing he is a third generation satanic warrior destined to destroy everyone. Someone has to die.

INTRODUCTION

AQUEDUCT ENTERTAINMENT, LLC (the "Company") is a Limited Liability Company formed in the State of Florida as Aqueduct Entertainment, Inc. and was converted to a Limited Liability Company on or about the 5th day of March 2021 and continues to also be known as, d/b/a Aqueduct Pictures, a fictitious name properly filed in the State of Florida. The Company has been created to enable its investors (the "Members") to participate in an entertainment investment opportunity. The Company was formed to finance, develop, produce, market, and distribute a theatrical motion picture currently entitled "THE ADVERSARY" and (herein, also referred to as the "Picture"), based on a book written by Michael Leehan, "*Ascent From Darkness*." An autobiographical writing, beginning with the author's childhood (groomed to be a demonic, satanic soldier) diabolically growing to and culminating in, the author's satanic worship, demonic spiritual rituals, and sacrifices, all the way to the climax of the "order" given by satan to sacrificially kill a worldly known mega-church pastor.

"***THE ADVERSARY***" is a psychological thriller movie. Mary Lambert is set to direct the film. Chad Darnell wrote the script with consultative input by Michael Leehan who is a Producer/autobiographical consultant. The movie is being produced by Aqueduct Pictures in conjunction with Executive Producer William McConnell. The Adversary is a heart wrenching, mind blowing, thriller/suspense, filled with action, drama, satanic and demonic connotations throughout with the climactic conclusion of a satanic warrior hellbent on killing the pastor whose own life may be lost when trying to save the man devoted to fulfilling satan's order to murder the pastor.

CAN A SOUL DEVOTED TO EVIL FIND REST?

THE ADVERSARY
An AQUEDUCT PICTURES Production;
Directed By, Mary Lambert;
Executive Producer, William McConnell
Inspired by the True-Life Story of Michael Leehan,
Author of the book: *Ascent From Darkness*

- Optioned licensing rights from Thomas Nelson Publishing, by Aqueduct Entertainment, LLC;
- The Adversary Movie, LLC is created as the operational production entity in Georgia;
- Biographical research conducted via interviews with key witnesses to authenticate the details of Michael's life as written in his book, *Ascent From Darkness*;
- Development, pre-production, production, and post-production video to authenticate the details of Michael's life (16 hours of interviews recorded);
- Development, pre-production, production, and post-production video of Michael Leehan's speaking engagements;
- Aqueduct Entertainment, LLC Production Business plan completed;
- Screenplay (Script) completed;
- The Adversary Movie, LLC Production Budget completed ($6.5M);
- Shooting schedule completed;
- Director: Mary Lambert
- Completed days out of days report for: cast members, special effects, sets, props, CGI, vehicles, sound, SFX, music, featured actors, background extras;
- Initial communication with Special Ryder Music;
- Researching marketable actors for starring roles;
    - Proposed Michael: Chris Pratt; Tom Hiddleston
    - Proposed Verna: Kathy Bates; Lin Shaye
    - Proposed Pastor: Denzel Washington; Jon Voight
- Shooting location: Georgia &/or Oklahoma.

PRODUCTION TEAM - BIOS

COMPANY MANAGEMENT

William McConnell – Member Manager; Executive Producer

William has been involved in the motion picture and performing arts profession as a First Assistant Cameraman and a Producer for over forty years.

William has worked on many box office successes, including *Ace Ventura, Pet Detective, 2 Fast and 2 Furious, The Truman Show, Friday Night Lights, Steel Magnolias,* and *Cape Fear* to mention a few.

William's production credits include serving as Executive Producer of *Fixin' 2 Rain*, a 2006 original musical allegory presentation of the historical account of Noah and the Ark set in depression-era Appalachia. William produced over three hundred consecutive performances.

In 1996, William was the Executive Producer and Director of *One Voice*, a dramatic musical for Easter. The production, which was eighteen months in the making, was the largest outdoor musical drama at the time in the State of Florida. As Executive Producer, William was responsible for the management of all aspects of the production, including all pre- and post-production procedures, casting, budget, administration, and publicity.

Additionally, William and his co-producers received the prestigious Angel and Dove award for outstanding Christian media for their children's video series titled, *The Gospel According to St. Bernard*. He was responsible for the budget, hiring the crew and delivering a completely edited package for the 2001 National Film Festival in Las Vegas.

Aside from his work in the entertainment industry, Mr. McConnell owns B'COOLERS, a portable air conditioning and power generator company that services major film productions and television shows. B'COOLERS has serviced a plethora of productions throughout its twenty-five-year history, including films such as *Marley and Me, The Help, 21 Jump Street*, and *Twilight Breaking Dawn* and television shows such as *The Glades, Necessary Roughness* and *Graceland* to name a few. B'COOLERS most recent projects include, *Queen Sugar, NCIS: New Orleans, Marvel's Cloak & Dagger* and *Captain America*.

Douglas Swim – Member Manager; Producer; Attorney

As a driver of business strategies, which achieve sustainable revenues and minimize exposure to risk, Douglas is recognized by many as a visionary leader who "makes a difference." Focused on balancing attention to detail with elite analytical skills, Douglas is able to negotiate and resolve matters associated with challenging business and legal related issues to satisfy stakeholders and exceed expectations. Along with his continued business holdings, Douglas now also leads a production team within Aqueduct Pictures. As a producer, he is responsible for the legal and financial aspects of each film project.

PROPOSED CREATIVE TEAM

Mary Lambert – Director

A long-time member of the DGA, Mary Lambert has carved out her place as a veteran of the film industry, especially renowned for the horror genre. Celebrated for her work on both the original 1989 Pet Sematary film and its sequel, *Pet Sematary Two*, she has continued terrifying audiences around the world in the years since with such pictures as *Urban Legends: Bloody Mary* and *Mega Python vs. Gatoroid*.

Mary has also proven to be well-rounded as a director, creating films in other genres such as drama with *Siesta*, romance with *Dragstrip Girl*, comedy with *Clubland*, and documentary with *14 Women*.

On top of making movies, Mary has a large resume of TV episodes under her belt, directing for such acclaimed series as *The Blacklist, Arrow, Tales from the Crypt*, and an opening sequence for *Saturday Night Live*.

She also has significant experience directing the official music videos of several famous artists such as Madonna, Janet Jackson, the Eurythmics, Mick Jagger, Whitney Huston, and Motley Crew.

As a director who has earned such awards as the Avoriaz Fantastic Film Festival Audience Award and the Hawaii Ocean Film Festival Prize, Mary maintains a high degree of professionalism and dedication to her craft. She has a real appreciation of character work in all of her films, citing it as the driving force behind her desire to work on a Stephen King adaptation when approached about *Pet Sematary*.

Her philosophy towards the works she has created can be summed up with the quote of hers, "I love it when you tell a story visually, with sub text instead of with text".

<u>Mary Vernieu – Casting Director</u>

Mary Vernieu is literally one of the most sought-after casting directors in Hollywood. She tops every "Most Powerful Casting Director" list out there with the list of her casting credits (over 200 titles to her name) being too extensive to list in their entirety here.

Suffice to say that Mary, the casting person of choice for many of Hollywood's best directors has done it all. Darren Aronofsky (*The Wrestler, The Black Swan*) and Robert Rodriguez (*Spy Kids* franchise, *Sin City*) are reported to not make a film if she is not involved in the casting process. Her relationship with Oliver Stone spans the last decade and a half, beginning with Mary casting *Nixon* in 1995. Her credits include indies to major studio franchises and big budget blockbusters. She put Billy Bob Thornton in the now cult classic, *Bad Santa* and was instrumental in securing the cast of the award season and fan-favorite, *Crazy Heart*. She is discovered and launched the careers of many of today's important actors and, in her "spare time", she managed to open and successfully run Primitivo, one of the best restaurant/wine bars in Los Angeles.

Casting can be a long and brutal process, so Mary likes to make her filmmakers as comfortable as possible. Other big films that Mary casted include, *Freeway, All the Pretty Horses, Cruel Intentions, Requiem for a Dream, The Glass House, Training Day, Orange County, Scooby Doo, Once Upon a Time in Mexico, I Heart Huckabees, Barbershop, Dukes of Hazard, World Trade Center*, and many more. Mary has also more recently casted for several films including *The Silver Linings Playbook* starring Bradley Cooper, Julia Stiles and Robert DeNiro, as well as *The Perks of Being a Wallflower* starring Emma Watson, and *Gimme Shelter*, starring Venessa Hudgens and Brendan Fraser.

Mary truly is legendary in her field and attributes her success to her genuine love for her work. Her resume speaks for itself. It is quite clear that her success is testament to her passion and supreme talent for casting the perfect actor for the part, time and again.

<u>Elayne Schneiderman Schmidt – Line Producer</u>

A renowned line producer and production manager, Elayne's forty-plus credits include such blockbuster films as *I Am Number Four*, Academy Award-nominated *Ali*, six-time Academy Award nominee *Up In The Air*, the Cameron Diaz/Shirley MacLane success *In Her Shoes*, the Rene Zellweger/Harry Connick Jr. romantic comedy *New In Town*, the Robin Williams smash hit and Academy Award-nominated *The Birdcage*, and most recently, Entourage, the film adaptation of HBO's hit series, 2017 Academy Award best picture *Moonlight*, and Cannes Festival and Oscar short-lister *The Florida Project* with Willem Dafoe. Her television credits include *Reno 911, CSI Miami, South Beach,* and *Miami Vice.*

While Elayne's production services have been sought out by legendary filmmakers J. J. Abrams and Michael Bay, in 2011, Elayne decided to bring her considerable expertise to the independent film world and focus on projects in the $20-30 million range, with exceptional stories and potential for both film festival accolades and cross-over appeal for mainstream

audiences. Elayne has broken barriers in the past few years with her creative producing for independent films such as *Moonlight*, Academy Award best picture winner 2017, and *The Florida Project*, receiving 17 major award nominations in 2018, using her skills to give these low budget films a competitive edge in the arena with much larger productions.

Women in Film & TV Florida is proud to announce the winner of the *2019 Muse Award*: Elayne Schneiderman Schmidt; The WIFT-FL Muse Award is dedicated to those who share and provide enjoyment of all entertainment art forms. Our selections are made by experts in their fields, and they come from all directions of Florida, with the common interest in improving the art form, raising the standards, and inspiring all those who have found themselves on this creative and rewarding path.

Ralph Winter – Consulting Producer

As a member of both the Director's Guild of America (DGA) and the Academy of Motion Picture Arts and Sciences (AMPAS), Ralph Winter has been a giant in the film industry for over 40 years. From very early on in his career, he was the producer of several high-profile films, most notably in the *Star Trek* franchise. He continued to help produce blockbusters such as *I, Robot* and *Planet of the Apes* on top of several Marvel movies including the first 4 *X-Men* films and the *Fantastic Four* series. After releasing the recent hit, *Adrift*, Ralph is currently working on a biopic called *Reagan*.

Ralph is extremely experienced in television, starting his career there on shows like *Happy Days, Mork and Mindy*, and *Laverne & Shirley*. He continued his involvement in television by producing for *High Incident* and also highlighting his versatility by directing an episode for the show. More recently, he worked on the popular Netflix series *Altered Carbon* and on the upcoming *Hue 1968*.

Active in Christian filmmaking, Ralph has produced such supernatural thrillers as *Three, Hangman's Curse, The Visitation*, and *House*.

Mason Alley – Consulting Producer

With 25 years in the entertainment industry, Mason Alley has a wide array of skills and knowledge in his repertoire. He has produced, written, and directed projects on many different scales and has worked with various communities outside of Hollywood to ensure their growth and increase their impact in their local setting.

Mason has worked off-Broadway, in broadcast television, and at a major studio with an Academy Award winning co-writer telling great stories and changing lives. He has been intimately involved at all levels of production on several projects in these industries, utilizing his talents to breathe life into and bring a new perspective to the works he helps create.

A man who fosters vision, strategy, communication, and healthy growth, Mason founded Resolute Management, LLC as a means to help leaders change the world. He has worked with community leaders in faith-based, non-profit, government, and business organizations to envision and implement strategies to help make the world we live in a better place. He describes his interest in this field as helping passionate people and the organizations they lead identify their "true north", uncover their hidden talents, execute unbeatable strategies, and share their stories along the way.

Michael Leehan – Producer; Autobiographical Consultant

The real-life inspiration for *The Adversary* is Michael Leehan and his 2011 autobiography, *Ascent From Darkness*, which has fueled the narrative for this compelling story. A California native, Michael currently resides in Oklahoma and works as an Evangelical minister at Solus Christus Ministries. Michael frequently hosts churches to tell his fascinating tale to audiences around the nation and to encourage others to learn from his spiritual missteps.

Michael is acting as the autobiographical consultant for *The Adversary*, to ensure this 'based by true events' Film is as authentic, as necessary. He hopes his life and legacy will inspire others to find their unique path to righteousness, freedom, and inner peace.

Fernando Rodriguez – Costume Designer

Fernando Rodriguez is a Costume Designer and Fashion Stylist with a proven eye of success in delivering comprehensive imagery and styling solutions. Fernando holds an associate degree from Miami International University of Art and Design.

Fernando is highly experienced across styling mediums throughout the film industry. He has experience in multimillion-dollar feature films, low budget/short films, music videos, commercials, and magazines. His work can be seen on Fox Television Studio's, *Graceland*, season 1-3; *Burn Notice*, season 47-; HBO's *Ballers*, *Project*; *Miss Peregrine's Home for Peculiar Children*; Oscar Award winning movie, *Moonlight*; and Golden Globe and Oscar nominated movie, *Florida Project*.

Fernando has dedicated himself to the craft of costume design and character building for film, commercial advertising, and private professional clientele. In 2013, Fernando started his own styling company, JFerrod Inc. which provides creative direction to high profile clients on red carpet looks.

He believes costume design is a means for communication of an idea through sight. Successful design takes the story, and the characters, and translates them through an artistic use of color, pattern, and material. His favorite quote comes from Colleen Atwood: "To design the costume understand the character".

Scott Clements, CAS – Production Sound Mixer

With over nineteen years of professional experience and two Primetime Emmy nominations for Sound Mixing, Scott Clements is the ideal candidate for clear and flawless media sound. Throughout his impressive career, Scott has worked on a myriad of feature films, episodic, and commercials, with credits on renowned projects such as *Dolphin Tale, Bachelor Party 2, The Last Lullaby*, Seasons 1 and 2 of USA Network's *Graceland*, and Seasons 1-7 of *Burn Notice*. In 2002, he founded his own sound mixing company, Brown Dog Sound, Inc., based in Orlando, Florida.

Batou Chandler – Location Manager

As someone who has been actively involved on multiple sets as Location Manager and AD, Batou Chandler has been an unwavering presence in the film industry for over 25 years. She is a member of the DGA who has worked on dozens of films and television shows.

In this role, Batou is highly skilled in securing locations to be used in filming, organizing the logistics of production, and procuring all necessary government permits to allow work to continue. She has served in this capacity for several major films such as *12 Years a Slave, Lee Daniels' The Butler, 10 Cloverfield Lane*, and *The Road*. When it comes to television, she has brought her expertise into a variety of projects including *True Detective, Roots*, and *Stuck in the Suburbs*.

Batou has a long history as an AD, starting over 20 years ago on *The Big Easy*. Other shows in her repertoire include *Dawson's Creek, Imagination Movers*, and *The Fugitive*. Not just limited to television, she has helped as AD to bring such movies as *Because of Winn-Dixie, Dracula 2000*, and *2 Guns* to life.

Batou's work on *True Detective* earned her an Outstanding Achievement Award in a Contemporary Television Series from the Location Manager's Guild in 2015. She was also nominated for the same award the very next year for the film *Our Brand Is Crisis*.

Samuel R. Teichelman, CPA – Accountant / Investor Liaison

Sam is the Managing Partner at ForteStrategists, and a business financial optimization specialist. He brings a 10-year professional background in financial management and decision support; with a heavy focus in accounting, financial presentation, and directorship/stakeholder reporting that directly benefits The Adversary project. Sam has a B.S. in Accounting, a B.S. in Finance, and an M.S. in Accounting from the University of Texas at Dallas all Summa Cum Laude. When he is not working in a professional capacity, Sam serves as a pianist and Sunday school teacher for his local church, manages a small 50-acre Longhorn ranch, and is working on a reforestation and conservation project.

INVESTOR'S FINANCIAL SUMMARY

Investor Potential Cash Flow Summary

Year	Simple Average	Best Case	Worst Case	Base Case
2021	(6,773,213.48)	(6,773,213.48)	(6,773,213.48)	(6,773,213.48)
2022	10,185,599.34	37,044,285.30	1,316,493.78	9,389,385.36
2023	4,135,273.00	19,279,300.12	130,200.84	3,694,103.03
2024	4,724,049.46	22,812,817.70	173,515.25	4,279,073.41
IRR	**98.75%**	**503.35%**	**-59.87%**	**86.15%**

Business Case	IRR	Assumed Weight/IRR
Simple Average	98.75%	25.0%
Best Case	503.35%	2.0%
Worst Case	-59.87%	43.0%
Base Case	86.15%	30.0%
Weighted Expected IRR		**34.9%**
Project Effective ROI		**230.8%**

INVESTOR'S EXECUTIVE SUMMARY


THE
ADVERSARY

The Company

AQUEDUCT ENTERTAINMENT, LLC is a Limited Liability Company filed in the State of Florida.

Investment objective

The Company has been created to enable its investors to participate in an entertainment investment opportunity. The company will finance, develop, produce, market, and distribute a theatrical motion picture titled "THE ADVERSARY". The Company will generate revenue through the theatrical release of the Picture in the United States and foreign markets, the home video market, United States television, cable or pay television distribution of the Picture, network and foreign television distribution and other ancillary sources.

Member Managers

William McConnell and Douglas Swim are the Member Managers of the Company.

The Offering

The Company is offering a Member Interest ownership of the company; via Wefunder.

The Projections

IRR:	86.15%
ROI:	230.80%

Funds received to date (10/04/2021): approximately $500,000.00.

Film Information

Genre: Psychological Thriller
Director: Mary Lambert
Executive Producer: William McConnell

Production Information

The Executive Producer has budgeted for and prepared a forty-day filming schedule for the picture. The Executive Producer believes that a forty-day schedule is an average length of time to film a medium budget feature film. This schedule is significantly shorter than the several months filming schedule generally required in larger budget films. The Picture is anticipated to be filmed in the States of Georgia and/or Oklahoma to take advantage of tax credits/incentives, distribution deals and the Executive Production team's connections and contacts in the industry.

Target Audience

It is anticipated that this film will appeal to a very broad audience. However, thriller and horror genres also reach difficult demographics. Scary films engage younger male audiences more than any other demographic. The young male – from teen to 35 – is often elusive for advertisers. Having that male sit in a theatre watching their favorite scary film and then re-watching the film over and over at home is a golden opportunity to influence and drive brand sales.

Full disclosure and transparency are very important to the owners of Aqueduct Entertainment!

Please feel free to ask questions and/or contact us via Wefunder for further discussions regarding any matter with the film, the structure of the companies, the financials, and/or any question(s) you may have.

We look forward to the opportunity to work with you and together bring this film to the big screen and streaming!!!

Together, we can LEAVE A LEGACY and MAKE A DIFFERENCE AROUND THE WORLD!!!

DOUGLAS A. SWIM, Esq.
Managing Member
AQUEDUCT ENTERTAINMENT, LLC
4232 SW 11 Street
Deerfield Beach, FL 33442
(912) 480-4345 (office)

Social Media & Web Sites

The Adversary web site

The Adversary on FaceBook

The Adversary on LinkedIn

FOR A NON-PROFIT DONATION SUPPORT OF THE FILM:

Ascension Media Partners, a nonprofit organization